SCHEDULE G FILING

SEC
Washington, D.C 20549
Schedule 13G
Under the SEC Actof 1934
Probe Metals Inc (Name of Issuer)
Common Stock (Title of Class of Securities)
74273V (CUSIP Number)
January 7, 2020 (Date of Filing this Statement)
Name of reporting entity Kingsley Advisors, LLC, 47-3265442
Place of Entity Kingsley Advisors, LLC, U.S.A
Number of Shares beneficially owned 18,221,771 (Sole Voting Power)
Aggregate Amount Beneficially Owned 18,848,609
Percent of Class Represented by Aggregate Amount Beneficially Owned 15%
Type of Reporting Person IA
Name of Issuer Probe Metals Inc
Address of Issuer 56 Temperance Street Suite 1000
Toronto Ontario M5H 3V5, Canada
Name of Persons Filing Kingsley Advisors, LLC
Address of Kingsley Advisors Residence 6723 Hyacinth Lane Dallas Texas 75252 Citizenship U.S.A

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 7th, 2017

Signature

Ivan S Sacks
Managing Member/ Chief Compliance